================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------


                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                  VIATEL, INC.

                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)


                                    925529208

                                 (CUSIP Number)


                                 THOMAS O. HICKS
                   C/O HICKS, MUSE, TATE & FURST INCORPORATED
                               200 CRESCENT COURT
                                   SUITE 1600
                               DALLAS, TEXAS 75201
                                 (214) 740-7300

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                   Copies to:

                                  ERIC S. SHUBE
                             VINSON & ELKINS, L.L.P.
                           1325 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                                 (917) 206-8005


                                  June 29, 2000

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]




                         (Continued on following pages)




===============================================================================

CUSIP NO.  87959Y 10 3


   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                                Mr. Thomas O. Hicks
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*              (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                    N/A
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                     [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                     United States
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                    0
   Number of Shares Beneficially     ------------------------------------------
                                     8   Shared Voting Power*          4,608,679
      Owned by Each Reporting        ------------------------------------------
                                     9   Sole Dispositive Power                0
           Person With               -------------------------------------------
                                     10  Shared Dispositive Power*     4,608,679
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each
         Reporting Person**                                            4,608,679
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                                     [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**              8.40%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            IN
--------------------------------------------------------------------------------

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 7.50% Cumulative Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 7.50% Cumulative Convertible Preferred Stock held by others or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants and seven-and-one-half year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any other warrants.

CUSIP NO.  87959Y 10 3


   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                             HMEU Viatel Qualified LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*              (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                     [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                          Delaware
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                    0
   Number of Shares Beneficially     ------------------------------------------
                                     8   Shared Voting Power*          2,049,063
      Owned by Each Reporting        ------------------------------------------
                                     9   Sole Dispositive Power                0
           Person With               -------------------------------------------
                                     10  Shared Dispositive Power*     2,049,063
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each
         Reporting Person**                                            2,049,063
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                                     [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**              3.92%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            OO
--------------------------------------------------------------------------------

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 7.50% Cumulative Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 7.50% Cumulative Convertible Preferred Stock held by others or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants and seven-and-one-half year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any other warrants.

CUSIP NO.  87959Y 10 3


   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                           Hicks, Muse, Tate & Furst Europe,L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*              (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                     [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                           Delaware
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                    0
   Number of Shares Beneficially     ------------------------------------------
                                     8   Shared Voting Power*          2,049,063
      Owned by Each Reporting        ------------------------------------------
                                     9   Sole Dispositive Power                0
           Person With               -------------------------------------------
                                     10  Shared Dispositive Power*     2,049,063
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each
         Reporting Person**                                            2,049,063
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                                     [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**              3.92%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            PN
--------------------------------------------------------------------------------

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 7.50% Cumulative Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 7.50% Cumulative Convertible Preferred Stock held by others or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants and seven-and-one-half year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any other warrants.

CUSIP NO.  87959Y 10 3


   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                    HMEU Viatel Private Fund, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*              (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                     [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                          Delaware
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                    0
   Number of Shares Beneficially     ------------------------------------------
                                     8   Shared Voting Power*            24,504
      Owned by Each Reporting        ------------------------------------------
                                     9   Sole Dispositive Power                0
           Person With               -------------------------------------------
                                     10  Shared Dispositive Power*       24,504
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each
         Reporting Person**                                              24,504
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                                     [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**              0.05%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            OO
--------------------------------------------------------------------------------

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 7.50% Cumulative Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 7.50% Cumulative Convertible Preferred Stock held by others or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants and seven-and-one-half year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any other warrants.

CUSIP NO.  87959Y 10 3


   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

               Hicks Muse, Tate & Furst Europe Private Fund, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*              (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     00
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                     [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                           Delaware
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                    0
   Number of Shares Beneficially     -------------------------------------------
                                     8   Shared Voting Power*            24,504
      Owned by Each Reporting        -------------------------------------------
                                     9   Sole Dispositive Power               0
           Person With               -------------------------------------------
                                     10  Shared Dispositive Power*       24,504
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each
         Reporting Person**                                              24,504
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                                     [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**              0.05%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            PN
--------------------------------------------------------------------------------

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 7.50% Cumulative Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 7.50% Cumulative Convertible Preferred Stock held by others or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants and seven-and-one-half year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any other warrants.

CUSIP NO.  87959Y 10 3


   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                  HMEU GP LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*              (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                     [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                              Texas
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                    0
   Number of Shares Beneficially     ------------------------------------------
                                     8   Shared Voting Power*          2,073,567
      Owned by Each Reporting        ------------------------------------------
                                     9   Sole Dispositive Power                0
           Person With               -------------------------------------------
                                     10  Shared Dispositive Power*     2,073,567
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each
         Reporting Person**                                            2,073,567
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                                     [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**             3.96%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            OO
--------------------------------------------------------------------------------

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 7.50% Cumulative Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 7.50% Cumulative Convertible Preferred Stock held by others or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants and seven-and-one-half year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any other warrants.

CUSIP NO.  87959Y 10 3


   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                       HMEU Viatel I-EQ Coinvestors, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*              (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                     [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                           Delaware
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                    0
   Number of Shares Beneficially     -------------------------------------------
                                     8   Shared Voting Power*            26,318
      Owned by Each Reporting        -------------------------------------------
                                     9   Sole Dispositive Power               0
           Person With               -------------------------------------------
                                     10  Shared Dispositive Power*       26,318
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each
         Reporting Person**                                              26,318
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                                     [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**              0.05%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            OO
--------------------------------------------------------------------------------

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 7.50% Cumulative Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 7.50% Cumulative Convertible Preferred Stock held by others or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants and seven-and-one-half year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any other warrants.

CUSIP NO.  87959Y 10 3


   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                       HMEU I-EQ Coinvestors, LP
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*              (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                     [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                     Cayman Islands
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                    0
   Number of Shares Beneficially     -------------------------------------------
                                     8   Shared Voting Power*            26,318
      Owned by Each Reporting        -------------------------------------------
                                     9   Sole Dispositive Power               0
           Person With               -------------------------------------------
                                     10  Shared Dispositive Power*       26,318
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each
         Reporting Person**                                              26,318
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                                     [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**              0.05%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            PN
--------------------------------------------------------------------------------

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 7.50% Cumulative Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 7.50% Cumulative Convertible Preferred Stock held by others or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants and seven-and-one-half year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any other warrants.

CUSIP NO.  87959Y 10 3


   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                       HMEU Viatel I-SBS Coinvestors, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*              (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                     [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                          Delaware
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                    0
   Number of Shares Beneficially     ------------------------------------------
                                     8   Shared Voting Power*            53,064
      Owned by Each Reporting        ------------------------------------------
                                     9   Sole Dispositive Power                0
           Person With               -------------------------------------------
                                     10  Shared Dispositive Power*       53,064
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each
         Reporting Person**                                              53,064
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                                     [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**              0.11%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            OO
--------------------------------------------------------------------------------

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 7.50% Cumulative Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 7.50% Cumulative Convertible Preferred Stock held by others or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants and seven-and-one-half year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any other warrants.

CUSIP NO.  87959Y 10 3


   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                       HMEU I-SBS Coinvestors, LP
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*              (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                     [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                     Cayman Islands
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                    0
   Number of Shares Beneficially     -------------------------------------------
                                     8   Shared Voting Power*            53,064
      Owned by Each Reporting        -------------------------------------------
                                     9   Sole Dispositive Power               0
           Person With               -------------------------------------------
                                     10  Shared Dispositive Power*       53,064
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each
         Reporting Person**                                              53,064
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                                     [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**              0.11%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            PN
--------------------------------------------------------------------------------

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 7.50% Cumulative Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 7.50% Cumulative Convertible Preferred Stock held by others or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants and seven-and-one-half year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any other warrants.

CUSIP NO.  87959Y 10 3


   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                       HMEU Intermediate Patners I-C, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*              (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                     [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                     Cayman Islands
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                    0
   Number of Shares Beneficially     -------------------------------------------
                                     8   Shared Voting Power*            79,383
      Owned by Each Reporting        -------------------------------------------
                                     9   Sole Dispositive Power               0
           Person With               -------------------------------------------
                                     10  Shared Dispositive Power*       79,383
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each
         Reporting Person**                                              79,383
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                                     [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**              0.16%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            PN
--------------------------------------------------------------------------------

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 7.50% Cumulative Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 7.50% Cumulative Convertible Preferred Stock held by others or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants and seven-and-one-half year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any other warrants.

CUSIP NO.  87959Y 10 3


   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                             Viatel PG Europe, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*              (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                     [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                          Delaware
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                    0
   Number of Shares Beneficially     ------------------------------------------
                                     8   Shared Voting Power*           151,390
      Owned by Each Reporting        ------------------------------------------
                                     9   Sole Dispositive Power                0
           Person With               -------------------------------------------
                                     10  Shared Dispositive Power*      151,390
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each
         Reporting Person**                                             151,390
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                                     [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**              0.30%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            00
--------------------------------------------------------------------------------

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 7.50% Cumulative Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 7.50% Cumulative Convertible Preferred Stock held by others or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants and seven-and-one-half year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any other warrants.

CUSIP NO.  87959Y 10 3


   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                              HM PG Europe I, C.V.
-------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*              (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                     [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                        Netherlands
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                    0
   Number of Shares Beneficially     ------------------------------------------
                                     8   Shared Voting Power*           151,390
      Owned by Each Reporting        ------------------------------------------
                                     9   Sole Dispositive Power                0
           Person With               -------------------------------------------
                                     10  Shared Dispositive Power*      151,390
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each
         Reporting Person**                                             151,390
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                                     [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**              0.30%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             PN
--------------------------------------------------------------------------------

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 7.50% Cumulative Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 7.50% Cumulative Convertible Preferred Stock held by others or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants and seven-and-one-half year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any other warrants.

CUSIP NO.  87959Y 10 3


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                               HMEU Fund I-C, Inc.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                     Cayman Islands
--------------------------------------------------------------------------------
                                     7        Sole Voting Power                0
                                     -------------------------------------------
   Number of Shares Beneficially     8        Shared Voting Power*       230,773
                                     -------------------------------------------
      Owned by Each Reporting        9        Sole Dispositive Power           0
                                     -------------------------------------------
            Person With              10       Shared Dispositive Power*  230,773
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person**  230,773
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**              0.46%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             CO
--------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 7.50% Cumulative Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 7.50% Cumulative Convertible Preferred Stock held by others or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants and seven-and-one-half year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any other warrants.

CUSIP NO.  87959Y 10 3


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                             HMTF Bridge Viatel, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                           Delaware
--------------------------------------------------------------------------------
                                     7      Sole Voting Power                  0
   Number of Shares Beneficially     -------------------------------------------
                                     8      Shared Voting Power*       2,304,340
      Owned by Each Reporting        -------------------------------------------
                                     9      Sole Dispositive Power             0
            Person With              -------------------------------------------
                                     10     Shared Dispositive Power*  2,304,340
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person**                                                      2,304,340
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**              4.38%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             OO
--------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 7.50% Cumulative Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 7.50% Cumulative Convertible Preferred Stock held by others or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants and seven-and-one-half year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any other warrants.

CUSIP NO.  87959Y 10 3


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                           HMTF Bridge Partners, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                           Delaware
--------------------------------------------------------------------------------
                                     7     Sole Voting Power                   0
   Number of Shares Beneficially     -------------------------------------------
                                     8     Shared Voting Power*        2,304,340
      Owned by Each Reporting        -------------------------------------------
                                     9     Sole Dispositive Power              0
            Person With              -------------------------------------------
                                     10    Shared Dispositive Power*   2,304,340
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person**                                                      2,304,340
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                              [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**              4.38%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             PN
--------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 7.50% Cumulative Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 7.50% Cumulative Convertible Preferred Stock held by others or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants and seven-and-one-half year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any other warrants.

CUSIP NO.  87959Y 10 3


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                            HMTF Bridge Partners, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                              Texas
--------------------------------------------------------------------------------
                                     7      Sole Voting Power                  0
   Number of Shares Beneficially     -------------------------------------------
                                     8      Shared Voting Power*       2,304,340
      Owned by Each Reporting        -------------------------------------------
                                     9      Sole Dispositive Power             0
            Person With              -------------------------------------------
                                     10     Shared Dispositive Power*  2,304,340
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person**                                                      2,304,340
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**              4.38%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             OO
--------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming (1) conversion of all 7.50% Cumulative Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of (a) any 7.50% Cumulative Convertible Preferred Stock held by others or (b) any capital stock held by other holders and (2) exercise of all five-year Common Stock warrants and seven-and-one-half year Common Stock warrants beneficially owned by such reporting person, but without giving effect to the exercise of any other warrants.

                                  SCHEDULE 13D

         This Statement constitutes Amendment No. 1 to the Schedule 13D originally filed with the Securities and Exchange Commission on March 20, 2000 (the "Schedule 13D"). The Schedule 13D relates to the Common Stock, par value $0.01 per share ("Common Stock") of Viatel, Inc., a Delaware corporation (the "Issuer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

         Capitalized terms used herein and not defined have the meaning set forth in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         As more fully described in Item 6 below, on March 9, 2000, Qualified LLC, Private LLC, I-EQ LLC, I-SBS LLC, PG LLC and Bridge LLC each purchased from the Issuer the number of shares of Preferred Stock and the number of Warrants set forth opposite their respective names below at the purchase price set forth opposite their respective names below.


                            NUMBER OF     NUMBER OF A-1     NUMBER OF B-1
                             SHARES          WARRANTS          WARRANTS       PURCHASE
 NAME OF ENTITY             PURCHASED       PURCHASED         PURCHASED         PRICE
 --------------             ---------     -------------     -------------     --------

Qualified LLC                  70,462          163,280          163,280     $ 70,462,000
Private LLC                       414              960              960     $    414,000
I-EQ LLC                        1,297            3,005            3,005     $  1,297,000
I-SBS LLC                       1,723            3,993            3,993     $  1,723,000
PG LLC                          7,354           17,040           17,040     $  7,354,000
Bridge LLC                     81,250          188,279          188,279     $ 81,250,000

         As more fully described in Item 6 below, on March 22, 2000, (i) I-EQ LLC assigned and transferred 369 Preferred Shares and 855 A-1 Warrants and 855 B-1 Warrants and (ii) PG LLC assigned and transferred 2,016 Preferred Shares and 4,670 A-1 Warrants and 4,760 B-1 Warrants to, in each case, I-SBS LLC, Qualified LLC and Private LLC such that, after giving effect to those assignments and transfers, Qualified LLC, Private LLC, I-EQ LLC, I-SBS LLC, PG LLC and Bridge LLC owned the number of shares of Preferred Stock and Warrants as set forth below.

                                  NUMBER OF               NUMBER OF A-1              NUMBER OF B-1
                               SHARES OWNED AS          WARRANTS OWNED AS          WARRANTS OWNED AS
      NAME OF ENTITY          AT MARCH 22, 2000         AT MARCH 22, 2000          AT MARCH 22, 2000
      --------------          -----------------         -----------------          -----------------

Qualified LLC                     72,249                    167,421                     167,421
Private LLC                          864                      2,002                       2,002
I-EQ LLC                             928                      2,150                       2,150
I-SBS LLC                          1,871                      4,336                       4,336
PG LLC                             5,338                     12,369                      12,369
Bridge LLC                        81,250                    188,279                     188,279


         Qualified LLC obtained funds for the purchase price of its shares of Preferred Stock and its Warrants from capital contributions provided by Europe L.P.; Europe L.P. obtained such funds from capital contributions provided by its limited partners and HMEU GP; and HMEU GP obtained such funds from capital contributions provided by Mr. Thomas O. Hicks, who obtained such funds from personal funds.

         Private LLC obtained funds for the purchase price of its shares of Preferred Stock and its Warrants from capital contributions provided by Private L.P.; Private L.P. obtained such funds from capital contributions provided by its limited partners and HMEU GP; and HMEU GP obtained such funds from capital contributions provided by Mr. Thomas O. Hicks, who obtained such funds from personal funds.

         I-EQ LLC obtained funds for the purchase price of its shares of Preferred Stock and its Warrants from capital contributions provided by I-EQ L.P.; I-EQ L.P. obtained such funds from capital contributions provided by its limited partners and Intermediate Partners; and Intermediate Partners obtained such funds from capital contributions provided by its limited partners and Fund I-C, Inc. Fund I-C, Inc. obtained such funds from capital contributions provided by Mr. Thomas O. Hicks, who obtained such funds from personal funds.

         I-SBS LLC obtained funds for the purchase price of its shares of Preferred Stock and its Warrants from capital contributions provided by I-SBS L.P.; I-SBS L.P. obtained such funds from capital contributions provided by its limited partners and Intermediate Partners; and Intermediate Partners obtained such funds from capital contributions provided by its limited partners and Fund I-C, Inc. Fund I-C, Inc. obtained such funds from capital contributions provided by Mr. Thomas O. Hicks, who obtained such funds from personal funds.

         PG LLC obtained funds for the purchase price of its shares of Preferred Stock and its Warrants from capital contributions provided by PG C.V.; PG C.V. obtained such funds from capital contributions provided by its limited partners and Fund I-C, Inc. Fund I-C, Inc. obtained such funds from capital contributions provided by Mr. Thomas O. Hicks, who obtained such funds from personal funds.

         Bridge LLC obtained funds for the purchase price of its shares of Preferred Stock and its Warrants from capital contributions provided by Bridge Partners L.P.; Bridge Partners L.P. obtained $2,447,422 of such funds from capital contributions provided by its general partner, Bridge Partners LLC, and its limited partners, and it obtained the remainder of the funds, $80,474,636, from borrowing under a credit agreement dated December 28, 1999, among HMTF Bridge Partners, L.P. and HM/Europe Coinvestors, C.V., as Initial Borrowers and any Future Borrowers from time to time as parties thereto, the Lenders from time to time parties thereto, the Issuing Bank, The Chase Manhattan Bank, as Administrative Agent, and Bank of America, N.A., as Syndication Agent (the

"Credit Agreement"). On June 29, 2000, Bridge Partners L.P. repaid the borrowings under the Credit Agreement with the proceeds of loans provided by Qualified LLC, Private LLC, I-EQ LLC, I-SBS LLC and PG LLC. Demand Notes issued by Bridge LLC in connection with such loans are filed herewith as Exhibit 10.7 and incorporated herein by reference. Bridge LLC intends, subject to the expiration of any applicable waiting periods under the Hart-Scott Rodino Antitrust Improvements Act of 1976, to sell its shares of Preferred Stock and Warrants to Qualified LLC, Private LLC, I-EQ LLC, I-SBS LLC and PG LLC, and such entities intend to purchase such securities. Bridge LLC expects to utilize the proceeds of such sales to repay such loans.

         Bridge Partners LLC obtained the funds it contributed to Bridge Partners L.P. from capital contributions provided by Mr. Thomas O. Hicks, who obtained such funds from personal funds.

ITEM 4. PURPOSE OF THE TRANSACTION.

         Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Issuer for investment purposes. The Reporting Persons intend to review continuously their position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.

         In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

         Subject to the expiration of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, Bridge LLC intends to sells its shares of Preferred Stock and Warrants to Qualified LLC, Private LLC, I-EQ LLC, I-SBS LLC and PG-IV LLC, and such entities intend to purchase such securities, as set forth below:


                         NUMBER OF          NUMBER OF            NUMBER OF
                         SHARES TO BE       A-1 WARRANTS         A-2 WARRANTS
     NAME OF ENTITY      PURCHASED          TO BE PURCHASED      TO BE PURCHASED
     --------------      ------------       ---------------      ---------------

Qualified LLC              72,249              167,421             167,421

Private LLC                   864                2,002               2,002

PG LLC                      5,338               12,369              12,369

I-SBS LLC                   1,871                4,336               4,336

I-EQ LLC                      928                2,150               2,150


         Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         All beneficial ownership amounts set forth below give effect to the transfers by Bridge LLC occurring on March 22, 2000 and the accretion of dividends on the Preferred Stock through June 30, 2000, but do not give effect to the anticipated transfer by Bridge LLC of its shares of Preferred Stock and Warrants.

         (a) (1) Qualified LLC is the record and beneficial owner of 72,249 shares of Preferred Stock, 167,421 A-1 Warrants and 167,421 B-1 Warrants. Assuming conversion of all such shares of Preferred Stock and assuming exercise of all such Warrants, Qualified LLC is the beneficial owner of 2,049,063 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of May 12, 2000, there being 50,273,590 shares of Common Stock outstanding, represents approximately 3.92% of the outstanding shares of Common Stock.

                  (2) Assuming conversion of all 72,249 shares of Preferred Stock and exercise of all 334,844 Warrants owned of record by Qualified LLC, Europe L.P., in its capacity as sole member of Qualified LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,049,063 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of May 12, 2000, there being 50,273,590 shares of Common Stock outstanding, represents approximately 3.92% of the outstanding shares of Common Stock.

                  (3) Private LLC is the record and beneficial owner of 864 shares of Preferred Stock, 2,002 A-1 Warrants and 2,002 B-1 Warrants. Assuming conversion of all such shares of Preferred Stock and assuming exercise of all such Warrants, Private LLC is the beneficial owner of 24,504 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of May 12, 2000, there being 50,273,590 shares of Common Stock outstanding, represents approximately 0.05% of the outstanding shares of Common Stock.

                  (4) Assuming conversion of all 864 shares of Preferred Stock and exercise of all 4,004 Warrants owned of record by Private LLC, Private L.P., in its capacity as sole member of Private LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 24,504 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of May 12, 2000, there being 50,273,590 shares of Common Stock outstanding, represents approximately 0.05% of the outstanding shares of Common Stock.

                  (5) Assuming conversion of all 73,113 shares of Preferred Stock and exercise of all 338,848 Warrants owned of record by Qualified LLC and Private LLC, HMEU GP, in its capacity as the sole general partner of each of Europe L.P. and Private L.P., may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,073,567 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of May 12, 2000, there being 50,273,590 shares of Common Stock outstanding, represents approximately 3.96% of the outstanding shares of Common Stock.

                  (6) I-EQ LLC is the record and beneficial owner of 928 shares of Preferred Stock, 2,150 A-1 Warrants and 2,150 B-1 Warrants. Assuming conversion of all such shares of Preferred Stock and assuming exercise of all such Warrants, I-EQ LLC is the beneficial owner of 26,318 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of May 12, 2000, there being

50,273,590 shares of Common Stock outstanding, represents approximately 0.05% of the outstanding shares of Common Stock.

                  (7) Assuming conversion of all 928 shares of Preferred Stock and exercise of all 4,300 Warrants owned of record by I-EQ LLC, I-EQ L.P., in its capacity as sole member of I-EQ LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 26,318 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of May 12, 2000, there being 50,273,590 shares of Common Stock outstanding, represents approximately 0.05% of the outstanding shares of Common Stock.

                  (8) I-SBS LLC is the record and beneficial owner of 1,871 shares of Preferred Stock, 4,336 A-1 Warrants and 4,336 B-1 Warrants. Assuming conversion of all such shares of Preferred Stock and assuming exercise of all such Warrants, I-SBS LLC is the beneficial owner of 53,064 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of May 12, 2000, there being 50,273,590 shares of Common Stock outstanding, represents approximately 0.11% of the outstanding shares of Common Stock.

                  (9) Assuming conversion of all 1,871 shares of Preferred Stock and exercise of all 8,672 Warrants owned of record by I-SBS LLC, I-SBS L.P., in its capacity as sole member of I-SBS LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 53,064 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of May 12, 2000, there being 50,273,590 shares of Common Stock outstanding, represents approximately 0.11% of the outstanding shares of Common Stock.

                  (10) Assuming conversion of all 2,799 shares of Preferred Stock and exercise of all 12,972 Warrants owned of record by I-EQ LLC and I-SBS LLC, Intermediate Partners, in its capacity as sole general partner of both I-EQ L.P. and I-SBS L.P., may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 79,383 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of May 12, 2000, there being 50,273,590 shares of Common Stock outstanding, represents approximately 0.16% of the outstanding shares of Common Stock.

                  (11) PG LLC is the record and beneficial owner of 5,338 shares of Preferred Stock, 12,369 A- 1 Warrants and 12,369 B-1 Warrants. Assuming conversion of all such shares of Preferred Stock and assuming exercise of all such Warrants, PG LLC is the beneficial owner of 151,390 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of May 12, 2000, there being 50,273,590 shares of Common Stock outstanding, represents approximately 0.30% of the outstanding shares of Common Stock.

                  (12) Assuming conversion of all 5,338 shares of Preferred Stock and exercise of all 24,738 Warrants owned of record by PG LLC, PG C.V., in its capacity as sole member of PG LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 151,390 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of May 12, 2000, there being 50,273,590 shares of Common Stock outstanding, represents approximately 0.30% of the outstanding shares of Common Stock.

                  (13) Assuming conversion of all 8,137 shares of Preferred Stock and exercise of all 37,710 Warrants owned of record by I-EQ LLC, I-SBS LLC and PG LLC, Fund I-C, Inc., in its capacity as sole general partner of each of PG C.V. and Intermediate Partners, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 230,773 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of May 12, 2000, there being 50,273,590 shares of Common Stock outstanding, represents approximately 0.46% of the outstanding shares of Common Stock.

                  (14) Bridge LLC is the record and beneficial owner of 81,250 shares of Preferred Stock, 188,279 A-1 Warrants and 188,279 B-1 Warrants. Assuming conversion of all such shares of Preferred Stock and assuming exercise of all such Warrants, Bridge LLC is the beneficial owner of 2,304,340 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of May 12, 2000, there being 50,273,590 shares of Common Stock outstanding, represents approximately 4.38% of the outstanding shares of Common Stock.

                  (15) Assuming conversion of all 81,250 shares of Preferred Stock and exercise of all 376,558 Warrants owned of record by Bridge LLC, Bridge Partners L.P., in its capacity as sole member of Bridge LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,304,340 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of May 12, 2000, there being 50,273,590 shares of Common Stock outstanding, represents approximately 4.38% of the outstanding shares of Common Stock.

                  (16) Assuming conversion of all 81,250 shares of Preferred Stock and exercise of all 376,558 Warrants owned of record by Bridge LLC, Bridge Partners LLC, in its capacity as general partner of Bridge Partners L.P., may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,304,340 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of May 12, 2000, there being 50,273,590 shares of Common Stock outstanding, represents approximately 4.38% of the outstanding shares of Common Stock.

                  (17) Assuming conversion of all 162,500 shares of Preferred Stock and exercise of all 753,116 Warrants owned of record by Qualified LLC, Private LLC, I-EQ LLC, I-SBS LLC, PG LLC and Bridge LLC, Mr. Thomas O. Hicks, in his capacity as sole member of HMEU GP, Fund I-C, Inc. and Bridge Partners LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 4,608,679 shares of Common Stock, which based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of May 12, 2000, there being 50,273,590 shares of Common Stock outstanding, represents approximately 8.40% of the outstanding shares of Common Stock.

         The Reporting Persons expressly disclaim (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.

         (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

         (c) Except as set forth herein, none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

         (d) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock which may be beneficially owned by the persons described in (a) and (b) above is governed by the limited liability company agreements and limited partnership agreements of each such entity, and such dividends or proceeds may be distributed with respect to numerous member interests and general and limited partnership interests.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         The matters set forth in Item 2 are incorporated in this Item 6 by reference as if fully set forth herein.

Securities Purchase Agreement

         Pursuant to the Securities Purchase Agreement (the "Securities Purchase Agreement"), dated as of February 1, 2000 between the Issuer, HMTF Europe Acquisition Corp. ("HMTF") and each of the other Purchasers (as defined in the Securities Purchase Agreement) listed on Schedule I thereto, the Issuer agreed to sell to HMTF, and HMTF agreed to purchase from the Issuer, 162,500 shares of Preferred Stock, 376,558 A-1 Warrants and 376,558 B-1 Warrants for a purchase price of $162,500,000.

         Prior to the issuance of the shares of Preferred Stock and the Warrants at the Closing (as defined below), pursuant to an Assignment of Rights Under Securities Purchase Agreement dated February 3, 2000 (the "Assignment Agreement"), HMTF assigned all of its rights, titles, interests and obligations in, to and under the Securities Purchase Agreement to Qualified LLC, Private LLC, I-EQ LLC, I-SBS LLC, PG LLC and Bridge LLC (the "Assignees").

         On March 9, 2000, at the closing held pursuant to the Securities Purchase Agreement (the "Closing"), the Issuer sold to each of the persons listed below (the "HMTF Holders") the number of shares of Preferred Stock and the number of Warrants set forth opposite each person's name below in exchange for the purchase price set forth opposite such person's name below.


                              NUMBER OF     NUMBER OF A-1   NUMBER OF B-1
                               SHARES          WARRANTS        WARRANTS      PURCHASE
      NAME OF ENTITY          PURCHASED       PURCHASED       PURCHASED        PRICE
      --------------          ---------     -------------   -------------    --------

Qualified LLC                  70,462          163,280          163,280     $ 70,462,000
Private LLC                       414              960              960     $    414,000
I-EQ LLC                        1,297            3,005            3,005     $  1,297,000
I-SBS LLC                       1,723            3,993            3,993     $  1,723,000
PG LLC                          7,354           17,040           17,040     $  7,354,000
Bridge LLC                     81,250          188,279          188,279     $ 81,250,000


         The foregoing description of the Securities Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Securities Purchase Agreement, a copy of which is filed as
Exhibit 10.1 to Schedule 13D and is incorporated herein by reference.

         Registration Rights

         At Closing, the Issuer and the holders of Preferred Stock entered into a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which the Issuer has agreed to effect two "demand" registrations at the request of the holders of a majority of the Registrable Securities held by the HMTF Holders and any direct or indirect transferee of any Registrable Securities held by the HMTF Holders, provided that each such demand registration must be in respect of Registrable Securities (as defined below) with a fair market value of at least $50,000,000 and provided that certain other restrictions are met. In addition, the Purchasers have certain piggyback registration rights in connection with registrations of the Issuer's securities under the Securities Act of 1933 (the "Securities Act").

         "Registrable Securities" means (a) the Preferred Stock purchased pursuant to the Securities Purchase Agreement, plus any additional shares of Preferred Stock issued in respect thereof in connection with any stock split, stock dividend or similar event with respect to the Preferred Stock, (b) the Common Stock issued upon conversion of such Preferred Stock and upon exercise of the Warrants, plus any additional shares of Common Stock issued in respect thereof in connection with any stock split, stock dividend or similar event with respect to the Common Stock and (c) any securities that the Issuer or any successor entity into which such Common Stock or such Preferred Stock may be converted or changed.

         The foregoing description of the Registration Rights Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as
Exhibit 10.2 to the Schedule 13D and is incorporated herein by reference.

         Certificate of Designation

         As contemplated by the Securities Purchase Agreement, the Board of Directors of the Issuer approved and adopted the Certificate of Designations, Preferences and Rights of 7.50% Cumulative Convertible Preferred Stock Series B-1 Due 2015 (the "Certificate of Designation") to create the series of Preferred Stock. Under the Certificate of Designation, the shares of Preferred Stock will, with respect to dividend rights and rights on liquidation, winding-up and dissolution, rank (i) senior to all shares of Common Stock, the Series A Junior Participating Preferred Stock of the Issuer and to each other class of capital stock or preferred stock of the Issuer, the terms of which do not expressly provide that it ranks senior to or on a parity with the shares of the Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution of the Issuer; (ii) on a parity with additional shares of Preferred Stock issued by the Issuer and each other class of capital stock or series of preferred stock of the Issuer issued by the Issuer, the terms of which expressly provide that such class or series will rank on a parity with the shares of the Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution, if the Issuer, in issuing the shares, complies with applicable provisions in the Certificate of Designation; and (iii) junior to each class of capital stock or series of preferred stock of the Issuer issued by the Issuer, the terms of which expressly provide that such class or series will rank senior to the shares of Preferred Stock as to dividend rights and rights upon liquidation, winding-up and dissolution, if the Issuer, in issuing the shares, complies with applicable provisions in the Certificate of Designation.

         The holders of the shares of Preferred Stock will be entitled to receive with respect to each share of Preferred Stock, out of funds legally available for the payment of dividends, dividends at a rate per annum of 7.50% of the then-effective Liquidation Preference (as defined below). Such dividends shall be cumulative from the date of issuance of the Preferred Stock and shall be payable quarterly in arrears. On each Dividend Payment Date, commencing May 31, 2000, to and including the May 31, 2005 Dividend Payment Date, accrued dividends on a share of the Preferred Stock for the preceding Dividend Period shall be added cumulatively to and thereafter remain a part of the Liquidation Preference of such share. Thereafter, accrued dividends shall be payable quarterly on each Dividend Payment Date, commencing on August 31, 2005, to the holders of record of Preferred Stock as of the close of business on the applicable Dividend Record Date. Accrued dividends that are not paid in full in cash on any such Dividend Payment Date (whether or not declared and whether or not there are sufficient funds legally available for the payment thereof) shall be added cumulatively to the Liquidation Preference on the applicable Dividend Payment Date and thereafter remain a part thereof.

         The holders of shares of Preferred Stock will have the right, generally, at any time, to convert any or all their shares of Preferred Stock into a number of fully paid and nonassessable shares of Common Stock equal to the then effective Liquidation Preference thereof plus accrued and unpaid dividends to the date of conversion divided by the Conversion Price in effect at the time of conversion.

         The shares of Preferred Stock may be redeemed at any time commencing on or after March 9, 2005 (or earlier, if, under the Certificate of Designation, certain conditions relating to a Change of Control (as defined in the Certificate of Designation) shall have occurred), in whole or from time to time in part, at the election of the

Issuer, at a redemption price payable in cash equal to 100% of the then effective Liquidation Preference (after giving effect to the Special Payment (as defined below), if applicable) plus accrued and unpaid dividends from the last dividend payment date to the date fixed for redemption. Shares of Preferred Stock (if not earlier redeemed or converted) shall be mandatorily redeemed by the Issuer on February 28, 2015, at a redemption price per share in cash equal to the then effective Liquidation Preference, plus accrued and unpaid dividends thereon from the last dividend payment date to the date of mandatory redemption.

         Upon occurrence of a "Change of Control" (as defined in the Certificate of Designation), the holders of Preferred Stock shall be entitled to receive, if the change of control occurs prior to March 9, 2005, the Special Payment and shall have the right to either (a) continue to hold their shares of Preferred Stock (or the shares of preferred stock issued in respect thereof pursuant to consolidation, merger, conveyance or transfer as provided in the Certificate of Designation (the "Hold Option")), (b) convert their shares of Preferred Stock (including shares received as a Special Payment) or (c) elect to have their shares of Preferred Stock remarketed as described below (the "Remarketing Option").

         If the change of control occurs prior to March 9, 2005, the holders of the Preferred Stock shall receive the Special Payment, pursuant to which the Liquidation Preference of each share of Preferred Stock shall be deemed to have been increased by an amount (the "Special Payment") equal to a formula set forth in the Certificate of Designation. The holders of the Preferred Stock shall receive the Special Payment whether they elect the Hold Option, the Remarketing Option or the option to convert their shares of Preferred Stock.

         If the Remarketing Option is selected with respect to a share of Preferred Stock, such holder shall be deemed to have elected to waive such holder's right to convert such share for a specified period of time and the Issuer shall thereafter have the option either to (a) have such share redeemed in accordance with the provisions for optional redemption contained in the Certificate of Designation, or (b) remarket such share for the account of such holder and, if the net proceeds to such holder of such remarketing are less than an amount in cash equal to 100% of the Liquidation Preference (after giving effect to the Special Payment (if applicable)) of such share plus accrued and unpaid dividends thereon from the last dividend payment date to the date payment is received by such holder in respect of such share, the Issuer shall issue to and sell for the account of such holder a sufficient number of shares of Common Stock to make up such shortfall. If the Issuer does not, within 180 days after the date of the Issuer's giving written notice of its election of (a) or (b) above, settle the claim with the holder pursuant to (a) or (b) above, then the holder shall have the option, for a period of 10 business days, of electing the Hold Option or electing to convert such holder's shares of Preferred Stock.

         The holders of the shares of Preferred Stock will be entitled to vote on all matters that the holders of the Issuer's Common Stock are entitled to vote upon. In exercising these voting rights, each share of Preferred Stock shall be entitled to vote on an as-converted basis with the holders of the Issuer's Common Stock. The approval of the holders of at least a majority of the then-outstanding shares of Preferred Stock and the Company's 7.50% Cumulative Convertible Preferred Stock, Series B-2, voting as one class, will be required for the Issuer to take certain actions. In addition, for so long as members of the HMTF Group own any combination of the shares of Preferred Stock issued to the members of the HMTF Group as of the Closing and shares of Common Stock issued upon conversion of such Preferred Stock (the "HMTF Shares"), which, taken together, would represent (if all such shares of Preferred Stock were converted) an amount of Common Stock issuable upon conversion of 50% or more of such Preferred Stock, the holders of the HMTF Shares, voting as a class, may elect one director to serve on the board of directors of the Issuer. Pursuant to this right, the HMTF Holders have elected John R. Muse for election to the board of directors of the Issuer. The Securities Purchase Agreement contains a parallel provision for the election of a director that is inoperative for so long as the above described provision is in effect.

         "Liquidation Preference" means an amount equal to $1,000 per share of Preferred Stock plus an amount equal to the Share Option Adjustment Amount (as defined below) per share of the Preferred Stock, subject to change in accordance with the provisions of the Certificate of Designation.

         "Share Option Adjustment Amount" means an amount equal to $72.00.

         The foregoing description is not, and does not purport to be, complete and is qualified in its entirety by reference to the Certificate of Designation, a copy of which is filed as Exhibit 10.3 and is incorporated by reference.

         Common Stock Warrant Certificates

         As contemplated by the Securities Purchase Agreement, the Board of Directors of the Issuer approved and adopted the Common Stock Warrant Certificates for the A-1 Warrants (the A-1 Warrant Certificate") and the B-1 Warrants (the "B-1 Warrant Certificate"). The A-1 Warrants entitle the HMTF Holders or their permitted assigns to purchase from the Issuer fully paid and nonassessable shares of Common Stock at an exercise price of $75.00 per share, as adjusted from time to time pursuant to the terms of the A-1 Warrant Certificate. The A-1 Warrants are void after March 9, 2005. The B-1 Warrants entitle the HMTF Holders or their permitted assigns to purchase from the Issuer fully paid and nonassessable shares of Common Stock at an exercise price of $100.00 per share, as adjusted from time to time pursuant to the terms of the B-1 Warrant Certificate. The B-1 Warrants are void after September 9, 2007.

         The foregoing description of the A-1 Warrant Certificate and the B-1 Warrant Certificate is not, and does not purport to be, complete and is qualified in its entirety by reference to the Form of Common Stock Warrant No. A-1 and the Form of Common Stock Warrant No. B-1, copies of which are filed as
Exhibit 10.4 and Exhibit 10.5, respectively, to the Schedule 13D and are incorporated herein by reference.

         Assignment and Transfer of Preferred Stock and Warrants

         Pursuant to an Assignment and Transfer of Preferred Stock and Warrants Agreement dated March 22, 2000 (the "Assignment Agreement"), (i) I-EQ LLC assigned and transferred 369 Preferred Shares and 855 A-1 Warrants and 855 B-1 Warrants and (ii) PG LLC assigned and transferred 2016 Preferred Shares and 4,670 A-1 Warrants and 855 B-1 Warrants to, in each case, I-SBS LLC, Qualified LLC and Private LLC such that, after giving effect to those assignments and transfers, Qualified LLC, Private LLC, I-EQ LLC, I-SBS LLC, PG LLC and Bridge LLC owned the number of shares of Preferred Stock and Warrants as set forth below.


                                  NUMBER OF               NUMBER OF A-1              NUMBER OF B-1
                               SHARES OWNED AS          WARRANTS OWNED AS          WARRANTS OWNED AS
      NAME OF ENTITY          AT MARCH 22, 2000         AT MARCH 22, 2000          AT MARCH 22, 2000
      --------------          -----------------         -----------------          -----------------

Qualified LLC                     72,249                    167,421                     167,421
Private LLC                          864                      2,002                       2,002
I-EQ LLC                             928                      2,150                       2,150
I-SBS LLC                          1,871                      4,336                       4,336
PG LLC                             5,338                     12,369                      12,369
Bridge LLC                        81,250                    188,279                     188,279

         The foregoing description of the Assignment Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Assignment Agreement, a copy of which is filed herewith as Exhibit 10.8 and is incorporated herein by reference.

         Borrowings under Credit Agreement

         On June 29, 2000, Bridge Partners L.P. repaid the borrowing under the Credit Agreement referred to in Item 3 with the proceeds of loans provided by Qualified LLC, Private LLC, I-EQ LLC, I-SBS LLC and PG-IV LLC. Demand Notes issued by Bridge LLC in connection with such loans are filed herewith as Exhibit
10.7 and incorporated herein by reference. Bridge LLC intends, subject to the expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, to sell its shares of Preferred Stock and Warrants to Qualified LLC, Private LLC, I-EQ LLC, I-SBS LLC and PG-IV LLC and use the proceeds of such sales to repay such loans.

         Proposed Sale of Shares of Preferred Stock and Warrants by Bridge LLC

         Subject to the expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, Bridge LLC intends to sell its shares of Preferred Stock and Warrants to Qualified LLC, Private LLC, I-EQ LLC, I-SBS LLC and PG-IV LLC, and such entities intend to purchase such securities, as set forth below:


                                  NUMBER OF               NUMBER OF A-1              NUMBER OF B-1
                                SHARES TO BE             WARRANTS TO BE             WARRANTS TO BE
      NAME OF ENTITY              PURCHASED                 PURCHASED                  PURCHASED
      --------------            ------------             --------------             --------------

Qualified LLC                      72,249                    167,421                     167,421
Private LLC                           864                      2,002                       2,002
I-EQ LLC                              928                      2,150                       2,150
I-SBS LLC                           1,871                      4,336                       4,336
PG LLC                              5,338                     12,369                      12,369

         The purchase price for the shares of Preferred Stock and Warrants sold by Bridge LLC will be equal to the original purchase price paid therefor by Bridge LLC together with an allocable portion of the interest and other expenses incurred by Bridge LLC under the Credit Agreement referred to in Item 3.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.7: Demand Notes issued by Bridge LLC to Qualified LLC, Private LLC, I-EQ LLC, 4-SBS LLC and PG-IV LLC.

Exhibit 10.8: Assignment and Transfer of Preferred Stock and Warrants dated March 22, 2000 between Qualified LLC, Private LLC, I-EQ LLC, I-SBS LLC and PG-IV LLC.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 27, 2000                                                  *
                                                     ---------------------------
                                                     Name:     Thomas O. Hicks


                                                     * By: /s/ DAVID W. KNICKEL
                                                          ----------------------
                                                       Name:   David W. Knickel
                                                               Attorney-in-Fact

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 27, 2000                            HMEU VIATEL QUALIFIED FUND, LLC



                                         By: /s/ DAVID W. KNICKEL
                                            ------------------------------------
                                         Name: David W. Knickel
                                         Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 27, 2000                            HICKS, MUSE, TATE & FURST EUROPE FUND,
                                         L.P.


                                         By:   HMEU GP LLC, its General Partner


                                         By:    /s/ DAVID W. KNICKEL
                                            ------------------------------------
                                         Name: David W. Knickel
                                         Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 27, 2000                                   HMEU VIATEL PRIVATE FUND, LLC



                                         By:  /s/ DAVID W. KNICKEL
                                            ------------------------------------
                                         Name: David W. Knickel
                                         Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 27, 2000                            HICKS, MUSE, TATE & FURST EUROPE
                                         PRIVATE FUND, L.P.

                                         By:  HMEU GP LLC, its General Partner


                                         By:  /s/ DAVID W. KNICKEL
                                            ------------------------------------
                                         Name: David W. Knickel
                                         Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 27, 2000                            HMEU GP LLC



                                         By:  /s/ DAVID W. KNICKEL
                                            ------------------------------------
                                         Name: David W. Knickel
                                         Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 27, 2000                            HMEU VIATEL I-EQ COINVESTORS, LLC


                                         By:  /s/ DAVID W. KNICKEL
                                            ------------------------------------
                                         Name: David W. Knickel
                                         Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 27, 2000                            HMEU I-EQ COINVESTORS, L.P.

                                         By:  HMEU Intermediate Partners I-C,
                                              L.P., its General Partner

                                         By:  HMEU Fund I-C, Inc., its General
                                              Partner


                                         By:  /s/ DAVID W. KNICKEL
                                            ------------------------------------
                                         Name: David W. Knickel
                                         Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 27, 2000                            HMEU VIATEL I-SBS COINVESTORS, LLC


                                         By:  /s/ DAVID W. KNICKEL
                                            ------------------------------------
                                         Name: David W. Knickel
                                         Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 27, 2000                            HMEU I-SBS COINVESTORS, L.P.

                                         By:  HMEU Intermediate Partners I-C,
                                              L.P., its General Partner

                                         By:  HMEU Fund I-C, Inc., its General
                                              Partner


                                         By:  /s/ DAVID W. KNICKEL
                                            ------------------------------------
                                         Name: David W. Knickel
                                         Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 27, 2000                            HMEU INTERMEDIATE PARTNERS I-C, L.P.

                                         By:  HMEU Fund I-C, Inc., its General
                                              Partner


                                         By:  /s/ DAVID W. KNICKEL
                                            ------------------------------------
                                         Name: David W. Knickel
                                         Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 27, 2000                            HM VIATEL PG EUROPE, LLC


                                         By:  /s/ DAVID W. KNICKEL
                                            ------------------------------------
                                         Name: David W. Knickel
                                         Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 27, 2000                            HM PG EUROPE I, C.V.

                                         By:  HMEU Fund I-C, Inc., its General
                                              Partner


                                         By:  /s/ DAVID W. KNICKEL
                                            ------------------------------------
                                         Name: David W. Knickel
                                         Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 27, 2000                            HMEU FUND I-C, INC.



                                         By:  /s/ DAVID W. KNICKEL
                                            ------------------------------------
                                         Name: David W. Knickel
                                         Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 27, 2000                            HMTF BRIDGE VIATEL, LLC



                                         By:  /s/ DAVID W. KNICKEL
                                            ------------------------------------
                                         Name: David W. Knickel
                                         Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 27, 2000                            HMTF BRIDGE PARTNERS, L.P.

                                         By:  HMTF Bridge Partners, LLC, its
                                              General Partner


                                         By: /s/ DAVID W. KNICKEL
                                            ------------------------------------
                                         Name: David W. Knickel
                                         Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 27, 2000                            HMTF BRIDGE PARTNERS, LLC



                                         By: /s/ DAVID W. KNICKEL
                                            ------------------------------------
                                         Name: David W. Knickel
                                         Title: Vice President

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------

 10.7           Demand Notes issued by Bridge LLC to Qualified LLC, Private LLC,
                I-EQ LLC, 4-SBS LLC and PG-IV LLC.

 10.8           Assignment and Transfer of Preferred Stock and Warrants dated
                March 22, 2000 between Qualified LLC, Private LLC, I-EQ LLC,
                I-SBS LLC and PG-IV LLC.





                                       E-1